UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet B. Wright

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

February 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 7

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 336,788,652 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 336,788,652 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 336,788,652 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.4%2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c).
2/	Based on 110,061,500 shares of Class A Common Stock outstanding as of February 6, 2017, as provided by the Issuer, and reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 7

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 336,788,652 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 336,788,652 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 336,788,652 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.4% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c).
2/	Based on 110,061,500 shares of Class A Common Stock outstanding as of February 6, 2017, as provided by the Issuer, and reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 7

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 336,788,652 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 336,788,652 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 336,788,652 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.4%2/
14	Type of reporting person (see instructions) IN

1/	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c).
2/	Based on 110,061,500 shares of Class A Common Stock outstanding as of February 6, 2017, as provided by the Issuer, and reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell (collectively, the “Reporting Persons”) on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016 and Amendment No. 3 to the Schedule 13D filed on December 22, 2016 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the following events in connection with the transaction disclosed in Amendment No. 2 to the Schedule 13D: (a) the sale, which closed on February 15, 2017, by EMC Equity Assets LLC (“EMC Sub”), an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC, of an additional 1,461,514 shares of the Issuer’s Class A Common Stock to the Issuer; and (b) a reduction in the percentage of the outstanding Class A Common Stock beneficially owned by the Reporting Persons as a result of such sale of Class A Common Stock by EMC Sub to the Issuer.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended as follows:

The information set forth in amended Item 5 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended as follows:

(a)	After completion of the transaction reported in Item 5(c), the Reporting Persons are the beneficial owners of an aggregate of 336,788,652 shares of Class A Common Stock of the Issuer, consisting of (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time. After completion of such transaction, the 336,788,652 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 82.4% of the shares of Class A Common Stock.1/

(b)	After completion of the transaction reported in Item 5(c):

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 336,788,652 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 336,788,652 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 336,788,652 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 336,788,652 shares.

1/	Based on 110,061,500 shares of Class A Common Stock outstanding as of February 6, 2017, as provided by the Issuer, and reflects that the 1,461,514 shares of Class A Common Stock sold to the Issuer in the transaction reported in Item 5(c) are no longer outstanding following such transaction. Assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 336,788,652 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 336,788,652 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. After completion of the transaction reported in Item 5(c), the Reporting Persons control approximately 97.7% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c)	On February 15, 2017, EMC Sub sold, at a price of $80.17117 per share, an additional 1,461,514 shares of Class A Common Stock to the Issuer pursuant to a stock purchase agreement, dated as of December 15, 2016, by and among Dell Technologies, EMC Sub and the Issuer (the “Stock Purchase Agreement”). As reported in Amendment No. 3 to the Schedule 13D, under the Stock Purchase Agreement, EMC Sub sold 4,775,142 shares of Class A Common Stock to the Issuer for a cash payment of approximately $375 million at an initial price of $78.5317 per share, subject to adjustment, in an initial closing that occurred on December 22, 2016. The number of shares of Class A Common Stock sold at the second closing was determined in accordance with the Stock Purchase Agreement by dividing (x) the $500 million aggregate purchase price for all shares purchased at both closings under the Stock Purchase Agreement (of which the $125 million remaining balance was paid in cash by the Issuer at the closing which occurred on February 15, 2017) by (y) a final price of $80.17117 per share as of February 8, 2017, based on the volume-weighted average price per share of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that per share price, and subtracting from such number of shares the 4,775,142 shares delivered at the initial closing on December 22, 2016. Including the shares sold at the closing which occurred on February 15, 2017, EMC Sub has sold a total of 6,236,656 shares of Class A Common Stock to the Issuer at such final price of $80.17117 per share. The terms of the Stock Purchase Agreement are described in Amendment No. 2 to the Schedule 13D, and a copy of the Stock Purchase Agreement is filed as an exhibit thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

The information set forth in amended Item 5 is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: February 15, 2017

DELL TECHNOLOGIES INC.

By:	/s/ Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact